Mudrick Capital Acquisition Corporation

527 Madison Avenue, 6th Floor
New York, NY 10022
Telephone: (646) 747-9500

November 9, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street N.E.

Washington, D.C., 20549

Attention: Suzanne Hayes

Mail Stop 4546

Re:	Mudrick Capital Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted October 4, 2017
CIK No. 0001718405

Dear Ms. Hayes:

Mudrick Capital Acquisition Corporation, a Delaware corporation, (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 31, 2017, regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) previously submitted for the Staff’s confidential review on October 4, 2017.

For your convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Cover Page

1.	Your cover page is overly detailed and difficult to read. Please revise and confirm that the cover page will be printed in 10-point type or larger.

We have revised the cover page in response to the Staff’s comment.

2.	Please clarify that your sponsor is your initial stockholder.

We have revised the cover page in response to the Staff’s comment.

Summary, page 1

3.	Please delete the second sentence. The summary should be a complete summary.

17 Page 2

We have deleted the second sentence under the heading “Summary” in response to the Staff’s comment.

Business Strategy, page 4

4.	We note your discussion that post-restructured companies can provide an attractive investment opportunity. Please balance this discussion with a brief description of any difficulties or risks associated with investing in distressed companies.

We have revised the disclosure under the heading “Business Strategy” in order to balance such disclosure in response to the Staff’s comment.

Corporate Information, page 8

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all such written communications under separate cover. We further advise the Staff that investors will not retain copies of any such materials.

Founder shares, page 13

6.	We note your disclosure that the number of founder shares issued to the sponsor was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of this offering and that you assume that the sponsor does not purchase any units in the offering. Please disclose whether the sponsor or any officer or director intends to purchase any units in the offering. If so, please revise your disclosure to disclose such intention and how this might affect the ownership percentage held by the sponsor, officer or director upon completion of the offering. Please also disclose that you will effect a stock dividend or share contribution prior to the offering should the size of the offering change in order to maintain such ownership percentage.

In response to the Staff’s comment, we have disclosed that neither the sponsor nor any officer or director intends to purchase any units in the offering. In addition, we have disclosed that we will effect a stock dividend or share contribution prior to the offering should the size of the offering change in order to maintain such ownership percentage

Summary Financial Data, page 29

7.	Your Summary Financial Data table includes an "as adjusted" column which is not contemplated by Item 3-01 of Regulation S-K. Further, the calculation of these "as adjusted" amounts are not easily discernible from your footnote explanations. Given that your Capitalization Table already includes "as adjusted" amounts, please consider removing this column from your Summary Financial Data table.

We have revised the “Summary Financial Data” section in response to the Staff’s comment.

Risk Factors

In evaluating a prospective target business for our initial business combination..., page 54

8.	Please clarify the reasons why the sponsor may fail to fund the purchase price for the forward purchase securities. Please also disclose the circumstances under which the sponsor may terminate the forward purchase contract.

We have revised this risk factor in response to the Staff’s comment.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Jason Mudrick

cc:	Ellenoff Grossman & Schole LLP
Winston & Strawn LLP